INDOSAT NET INCOME IN NINE MONTHS 2008 REACHED RP1.47 TRILLION

Jakarta, 21 October 2008. PT Indosat Tbk (“Indosat” or the “Company”) announced today its key financial and operational figures for the period ended September 30, 2008 with comparative figures of 2007.

Financial Summary with Yearly Comparison

(for period ended 30 September 2008) (in billion rupiah)

	9M -2007	9M -2008	Change (%)
Operating Revenues - Cellular - Fixed data (MIDI) - Fixed voice	11,880.0 9,146.4 1,568.2 1,165.3	13,648.8 10,226.0 2,121.2 1,301.5	14.9 11.8 35.3 11.7
Operating Expenses	8,675.6	10,315.7	18.9
EBITDA	6,258.3	6,718.9	7.4
Net Income	1,445.1	1,473.1	1.9

Operational Summary with Yearly Comparison

(for period ended 30 September 2008)

	9M -2007	9M -2008	Change (%)
Total cellular subscribers (subs)	22,026,590	35,473,336	61.0
Blended ARPU (in rupiah)	53,421	39,574	(25.9)

“During Ramadhan festive season, the traffic through our network was very robust and this resulted in solid revenues growth for the company in this third quarter. Also, despite record traffic in both voice and sms, Indosat is able to provide the best service to our customers with good network quality”, said Johnny Swandi Sjam, President Director Indosat.

Recently, Moody's confirmed its rating of Indosat's Ba1 for local currency and Ba2 for foreign currency ratings with stable outlook. The ratings are reflecting Indosat’s established position as Indonesia's second largest cellular operator and Indosat’s strong liquidity profile in view of the turbulent times in the financial market.

The company plans to file its un-audited Nine Months 2008 financial statements on 27 October and hold the conference call with financial community one day later.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. And the company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.